MORELLA & ASSOCIATES

ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

March 11, 2015

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> **Re:** **SW Innovative Holdings, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed February 26, 2015**
> **File No. 024-10427**

Dear Mr. Spirgel:

This letter is being furnished on behalf of SW Innovative Holdings, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated March 5, 2015 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 4 to Offering Statement on Form 1-A (File No. 024-10427) ("Amendment No. 4"), which was filed with the Commission on February 26, 2015.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers for the comments in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 5 to the Offering Statement (the "Amendment No. 5") which amendment reflects the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 5, except as otherwise noted. The filing package consists of eight (8) copies of Amendment No. 5, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

1.   We note your response to comment 4. As previously requested, please revise to disclose that revenue is recognized on the accrual basis and as earned.

Response: As requested, the Company has revised its financial statements so revenue is recognized on an accrual basis and as earned and the related footnotes to so state. See pages 13,35,36,37,38,39,41,42,43,46,47,48,49,50,51,53,55,58 and 59 of Amendment 5.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/ljk
Enclosures

cc: Ms. Emily Drazan
    Mr. Robert Littlepage
    Ms. Christie Wong
    Mr. Norman George